SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELP)

LATIBEX (XCOP, XCOPO)

Resignation of Member of the Board of Directors

Companhia Paranaense de Energia – COPEL ("Company"), a company that generates, transmits, distributes and trades energy, informs its shareholders that, on this date, it has received letter of resignation from Mr. FERNANDO TADEU PEREZ, elected by shareholders holding shares common shares in a majority vote, and from Ms. LUCIA MARIA MARTINS CASASANTA, elected by a separate vote by the minority shareholders holding common shares, to the positions of board member.

Copel is grateful for the significant contribution of both directors to the Company's evolution, especially in the transition to a corporation without a defined controller.

The scheduled date for the Extraordinary General Meeting (“AGE”) that will elect the members for the respective vacancies on the Board of Directors is April 22, 2024.

As provided for in art. 37 of CVM Resolution 81/2022 (“RCVM 81”), requests for inclusion of candidates to the boards must be received by the Company's Investor Relations Director up to 25 days before the meeting is held, observing the requirements set out in items I and II of art. 37 of the same resolution. It should also be noted that any request for inclusion of candidates must comply with the provisions of art. 38 of RCVM 81.

Curitiba, March 20, 2024

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please contact the company:

acionistas@copel.com or 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 20, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.